Mail Stop 3720

May 11, 2006


Anne Chwat
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

	Re: 	Burger King Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 2, 2006
File No. 333-131897

Dear Ms. Chwat:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

General
1. We note the disclosure that Goldman, Sachs & Co may be deemed to be an affiliate of the company under Rule 2720 of the NASD`s Conduct
Rules. We also note that the Goldman Sachs Funds, which are affiliates of Goldman, Sachs & Co., beneficially own 30.24% of the company`s shares, have been one of three sponsors of the company, have the right to appoint two members to the board of directors and have other corporate governance rights. If Goldman, Sachs & Co. intends to be a market-maker with respect to the securities being registered, please provide your analysis as to why such market-making activities do not require registration and the delivery of a market-making prospectus.




Dilution, page 30

2. Reference is made to the line item `adjusted net tangible book value per share as of March 31, 2006 (excluding this offering)." It appears your computation of $(7.52) per share includes the impact of the 25,000,000 IPO shares. Excluding the IPO shares, the adjusted net tangible book value per share would instead be approximately $(9.27). Please revise the dilution computation, or supplementally advise.

Principal and Selling Stockholders, page 108

3. Please list in the table the number of shares being offered by each selling shareholder if the underwriters exercise their option to purchase the selling shareholders` shares.

Financial Statements

Age of Financial Statements

4. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants` Consents

5. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C.


*   *   *   *   *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







      You may contact Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or David R. Humphrey, Accounting Branch Chief, at
(202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, (202) 551-3389, or Kathleen Krebs, Special
Counsel, at (202) 551-3810, with any other questions.



Sincerely,



	Max Webb
      Assistant Director




cc:	Jeffrey Small
	Davis Polk & Wardwell
	Fax:  (212) 450-3011

Anne Chwat
Burger King Holdings, Inc.
May 11, 2006
Page 1